SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF No. 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE FISCAL COUNCIL’S MEETING

HELD ON FEBRUARY 18, 2020 and FEBRUARY 28, 2020

I. Date, Time and Place: Initiated on February 18, 2020, at 10 a.m., at GOL Linhas Aéreas Inteligentes S.A. (“Company” or “GOL”), Praça Comandante Linneu Gomes, s/n, Portaria 3, Meeting Room of the Board of Directors, Jardim Aeroporto, City and State of São Paulo, and resumed on February 28, 2020.

II. Call Notice: Sent on February 10, 2020.

III. Attendance: All members of the Company's Fiscal Council: Renato Chiodaro, Marcelo Amaral Moraes and Marcela de Paiva Bomfim Teixeira. Renata Bandeira Gomes do Nascimento, Camila Coutinho Barreto Guimarães, Melissa Paula dos Santos Silva Sica and Rafael Mariotto de Oliveira also participated as guests. Marcio S. Peppe, João Paulo and Sheila S. Moreira, representing KPMG Auditores Independentes, as external auditors of the Company ("KPMG"), were also present.

IV. Chair: Mr. Renato Chiodaro was the chairman of the meeting, and invited me, Melissa Paula dos Santos Silva Sica, to act as secretary of the meeting.

V. Agenda: To assess (i) the presentation of the main topics discussed with KPMG regarding the fourth quarter of 2019; (ii) the Company’s financial statements for the fiscal year ended December 31, 2019; and (iii) KPMG’s formal communications as external auditors of the Company ("Formal Communications").

VI. Initial Presentations: Renata Bandeira Gomes do Nascimento presented topics (i) and (ii) of the agenda and provided clarifications and explanations regarding matters and questions raised by those present in the meeting. Marcio S. Peppe, representative of KPMG, presented the Formal Communications in topic (iii) of the agenda and informed that no relevant adjustments were identified during the fiscal year ended December 31, 2019. In response to the Fiscal Council, Marcio S. Peppe affirmed that nothing on the part of the Company implied any delay, obstacle or hindrance to KPMG’s audit work.

VII. Initial Analysis and Suspension of Meeting: After a detailed review by the Fiscal Council of the documents presented, the members of the Fiscal Council decided to suspend the meeting for the necessary period for the external auditors to present their report on the Company’s financial statements for the fiscal year ended December 31, 2019.

VIII. Continuation of Meeting and Deliberations: The Fiscal Council resumed the meeting at 3:00 p.m on February 28, 2020 and, following its analysis and the provision of requested clarifications, unanimously issued the advice annexed to these minutes.

IX. Approval and Execution of these Minutes: The floor was given to whoever might wish to take it and, as nobody did so, these minutes were drawn-up, read, checked and signed. I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, February 28, 2020

Presiding Board:

___________________________________ Renato Chiodaro Chairman	___________________________________ Melissa Paula dos Santos Silva Sica Secretary

Fiscal Council:

___________________________________

Renato Chiodaro

___________________________________

Marcelo Amaral Moraes

___________________________________

Marcela de Paiva Bomfim Teixeira

Advice of the Fiscal Council

"The Fiscal Council of GOL Linhas Aéreas Inteligentes S.A., in the exercise of its legal and statutory duties, examined the Balance Sheet, Statement of Income, Statement of Comprehensive Income, Statement of Cash Flows, Statement of Changes in Stockholders' Equity, Statement of Added Value and the respective individual and consolidated Notes to the Financial Statements for the fiscal year ended December 31, 2019, accompanied by the report of the External Auditors, and agrees that these reports adequately reflect the Company's economic and financial position as of December 31, 2019 and may be presented for approval by the Company’s Annual General Shareholders’ Meeting."

São Paulo, February 28, 2020

___________________________________

Renato Chiodaro

President of Fiscal Council

___________________________________

Marcelo Amaral Moraes

Member of Fiscal Council

___________________________________

Marcela de Paiva Bomfim Teixeira

Member of Fiscal Council

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.